UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the six months ended June 30, 2025.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company’s Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general Liquefied Natural Gas ("LNG") shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•
global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes;

•	stability of Europe and the Euro;
•	inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including LNG, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

FLEX LNG Ltd.

•
our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	estimated future maintenance and replacement capital expenditures;
•	the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	fluctuations in currencies and interest rates, such as Secured Overnight Financing Rate;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the Company potentially becoming subject to corporate income tax in Bermuda in the future;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	damage to storage and receiving facilities;
•	impacts of supply chain disruptions and market volatility surrounding the impacts of the Russo-Ukrainian war and the developments in the Middle East;

FLEX LNG Ltd.

•
the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States;

•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	potential cybersecurity or other privacy threats and data security breaches;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods, including in connection with dry-dock periods;
•	any vessel underperformance and related warranty claims; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below).

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name:	Knut Traaholt
Title:	Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: August 20, 2025

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2025 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2024 (our "Annual Report"), filed with the U.S. Securities and Exchange Commission, or the SEC, on February 28, 2025.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our Fleet (as defined below).

Unless otherwise indicated, all references to "U.S. Dollars," "USD," "Dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

Unless otherwise indicated, all references to "SOFR" are to the Secured Overnight Financing Rate of interest.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" in our Annual Report .

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our ordinary shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG". Our ordinary shares will be delisted from the OSE on September 16, 2025.
We are an owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of August 20, 2025, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet."

Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, and exploring accretive opportunities to further grow the Company.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of August 20, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter expiration(3)	Expiration with Charterer options (4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	Q1 2041(6)	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	Q3 2025	NA
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033
(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of August 20, 2025. However, these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

(5)     The charterer of Flex Courageous and Flex Resolute, amended and extended the time charter contracts, to include a new firm period from Q1 2029 to Q1 2032, following the end of the last two year option period from Q1 2027 to Q1 2029 under the original time charter contracts. The addendum includes additional options for the Charterer to extend each vessel up to Q1 2039.

(6)    Flex Constellation will operate in the spot market until the commencement of a 15-year time charter contract during the first or second quarter of 2026. This contract includes options for the charterer to extend the vessel by additional two years up to 2043.

FLEX LNG Ltd.
Employment of Our Fleet and Our Customers

In March 2025, Flex Constellation was re-delivered from the existing time charter contract and was employed in the spot market, until the commencement of a 15-year time charter contract during the first or second quarter of 2026.

In April 2025, the charterer of Flex Artemis elected not to exercise the option under the time charter. Flex Artemis is expected to be re-delivered from the original 5-year variable hire contract in the third quarter of 2025. Following the re-delivery, Flex Artemis will perform her scheduled dry-docking and will subsequently be marketed for short and long-term contracts.

In June and July 2025, we successfully completed our scheduled drydocking for Flex Aurora and Flex Resolute, respectively.

At the date of this report, the firm contract coverage is 85.7% for the remainder of 2025, and the aggregate firm contract backlog for the fleet is 56 years based on the earliest charter expirations, which could increase to 85 years if our charterers exercise all of the contracted options.

We achieved technical uptime excluding offhire for drydocking on our vessels of 100.0% in the second quarter 2025.

For the remainder of 2025, we have 14.5% exposure to the spot market. The 2025 market exposure is related to our market-linked contract for Flex Artemis; and the open period in respect of Flex Constellation and Flex Artemis upon re-delivery from the current charters.

Business Developments

In May 2025, at the 2025 Annual General Meeting of Shareholders ("AGM"), the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $200.0 million; and credit the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from May 8 2025. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.
In May 2025, also at the AGM, the Company's shareholders approved the delisting of the Company's common shares from the OSE and authorised the Board of Directors to take steps to implement the delisting including filing an application to the OSE. The Board believes that the current corporate governance framework of the Company, the NYSE listing rules and SEC regulations will sufficiently protect the interest of the shareholders. The Company will maintain its register with Euronext Securities Oslo (the "ESO Register" formerly known as Verdipapirsentralen or VPS) for the OSE shares for a period of at least six months from the effective date of the Delisting, to enable ESO Register shareholders to transfer their shares to the US market, as well as continue to accommodate migration of the shares from the ESO Register into shares which may be traded on the NYSE. Subsequently, in June 2025, the Company filed an application to the OSE for the delisting. The OSE accepted the application and announced that Company's common shares will be delisted as of September 16, 2025 and the last day of listing will be September 15, 2025.
Furthermore, Mikkel Storm Weum was elected as a Director of the Company at the 2025 AGM.

Mikkel Storm Weum has served as a director of the Company since May 2025 and also serves as director in Seatankers Management AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum also serves as Senior Vice President, Business Development in SFL Management AS since 2018. Prior to joining SFL Corporation Ltd. and Seatankers, Mr. Weum worked as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

RESULTS OF OPERATIONS
Six months ended June 30, 2025 compared to the six months ended June 30, 2024

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

FLEX LNG Ltd.
Vessel operating revenues

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Vessel operating revenues	174,420	174,932

Vessel operating revenues decreased by $0.5 million to $174.4 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. The decrease in revenue is due to the decline in spot market rates, which affected the variable rate contract for Flex Artemis, as well as a lower rate of hire achieved for Flex Constellation, as she was deployed in the short term market from the first quarter of 2025. This is offset by the positive revenue effect arising from the amendment to the time charter contracts for Flex Resolute and Flex Courageous in November 2024. In addition, the Company recorded revenue of $3.6 million related to European Union Allowances ("EUAs") in the first and second quarter of 2025. An equivalent amount has been recorded under voyage expenses for the period.

Voyage expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Voyage expenses	(4,956)	(1,302)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, increased by $3.7 million to $5.0 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. The increase in voyage expenses is due to the accrual of $3.6 million in relation to the obligation to settle EUAs under the EU Emission Trading System ("EU ETS"). An equivalent amount has been recorded under Vessel operating revenues for the period.

Vessel operating expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Vessel operating expenses	(36,288)	(34,485)

Vessel operating expenses increased by $1.8 million to $36.3 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. The increase in vessel operating expenses is due to higher costs related to crew changes and costs incurred for auxiliary engine maintenance as a result of reaching running hour milestones.

Administrative expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Administrative expenses	(4,454)	(5,261)
Administrative expenses decreased by $0.8 million to $4.5 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024.

FLEX LNG Ltd.
Depreciation

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Depreciation	(37,541)	(37,455)
Depreciation increased by $0.1 million to $37.5 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024.

Interest income

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Interest income	2,132	2,059
Interest income increased by $0.1 million to $2.1 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024.
Interest expense

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Interest expense	(46,433)	(53,806)
Interest expense decreased by $7.4 million to $46.4 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. The decrease in interest expense is due to the decline in average 3-month SOFR in the first and second quarter of 2025 compared to the first and second quarter of 2024. This decrease was also due to the reduction in average debt drawn down during the period, as a result of refinancing of loan facilities in the third and fourth quarter of 2024.

Extinguishment costs of long-term debt

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Extinguishment costs of long-term debt	(1,630)	—
Extinguishment costs of long-term debt were $1.6 million in the six months ended June 30, 2025, compared to nil in the six months ended June 30, 2024. This relates to the write-off of unamortized debt issuance costs of $1.0 million and prepayment fees of $0.6 million in relation to the extinguishment of debt for Flex Courageous under the $320 Million Sale and Leaseback.

FLEX LNG Ltd.
Loss on derivatives

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Gain/(loss) on derivatives	(8,637)	10,781
The Company recorded a net loss on derivatives of $8.6 million in the six months ended June 30, 2025, which includes a net unrealized loss of $16.7 million and a net realized gain on derivatives of $8.0 million. This compares to a net gain on derivatives of $10.8 million in the six months ended June 30, 2024, comprising a net unrealized gain of $2.6 million and a net realized gain of $13.4 million. The unrealized gain or loss on derivatives is primarily driven by the changes in the fair value of the interest rate swaps. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreement's fixed rate of interest.
Other financial items

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Other financial items	(117)	(352)
The Company recorded an expense of $0.1 million in relation to other financial items in the six months ended June 30, 2025, compared to an expense of $0.4 million in the six months ended June 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of June 30, 2025, we had an aggregate of cash and cash equivalents and restricted cash of $412.7 million, a decrease of $24.5 million, compared to an aggregate of $437.2 million as of December 31, 2024. In the six months ended June 30, 2025, the changes in cash consisted of $67.1 million provided by operating activities and $92.0 million used in financing activities, and $0.5 million used as a result of the effect of exchange rate changes on cash.

Financing information

Flex Courageous Sale and Leaseback

In May 2025, the Company signed and completed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Courageous (the "Flex Courageous Sale and Leaseback"). Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 22 years. The Company has the first option to terminate the lease and repurchase the vessel at fixed price after approximately 7 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company repaid the full amount outstanding of $129.6 million for Flex Courageous under the $320 Million Sale and Leaseback. As a result of this re-financing, the Company received net cash proceeds of approximately $43.0 million.
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

FLEX LNG Ltd.
Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest.

In March 2025, the Company completed one new swap transaction with a notional principal of $100.0 million, a fixed rate of 3.66% and a duration of 2 years.

In April 2025, the Company completed three new swap transactions with an aggregate notional principal of $150.0 million, a weighted average fixed rate of 3.46% and a weighted average duration of 1.8 years.

As of June 30, 2025, the Company has fixed interest rates on an aggregate notional principal amount of $850.0 million. The interest rate swaps have a fixed rate of interest based on SOFR, with a weighted average fixed interest rate of 2.33% and a weighted average duration of 3.0 years.

Loan Covenants
Certain of our financing agreements contain, among other things, the following financial and vessel covenants, which are tested quarterly. The most stringent of these require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital;
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million;
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings accounts generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or

FLEX LNG Ltd.
obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2025, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2025 and 2024.

(in thousands of $)	Six months ended
	June 30,
	2025	2024
Net cash provided by operating activities	67,069	82,350
Net cash used in investing activities	—	—
Net cash used in by financing activities	(92,033)	(122,439)
Effect of exchange rate changes on cash	498	(200)
Net change in cash, cash equivalents and restricted cash	(24,466)	(40,289)
Cash, cash equivalents and restricted cash at beginning of period	437,203	410,544
Cash, cash equivalents and restricted cash at end of period	412,737	370,255
Operating Activities
Net cash provided by operating activities decreased by $15.3 million to $67.1 million for the six months ended June 30, 2025, compared to $82.4 million for the six months ended June 30, 2024. This was primarily due to amounts paid and advanced for drydockings scheduled in 2025 and 2026. The Company has scheduled four drydockings in 2025, compared to two drydockings completed in 2024.
Investing Activities
Net cash used in investing activities was $0.0 million in the six months ended June 30, 2025, compared to $0.0 million in the six months ended June 30, 2024.

Financing Activities

Net cash used in financing activities was $92.0 million in the six months ended June 30, 2025, compared to $122.4 million provided by financing activities in the six months ended June 30, 2024.

Net cash used in financing activities in the six months ended June 30, 2025, primarily comprised of:
•Prepayment of $129.6 million, which was the outstanding amount relevant to Flex Courageous, under the $330 Million Sale and Leaseback and prepayment fees of $0.6 million related to the same;

•scheduled repayments of long-term debt amounting to $54.3 million;

•dividend payments of $81.1 million; and

•financing costs of $1.4 million in relation to the new Flex Courageous Sale and Leaseback.

FLEX LNG Ltd.
These items were partially offset by:
•closing proceeds of $175.0 million from the Flex Courageous Sale and Leaseback;
Net cash used in financing activities in the six months ended June 30, 2024, primarily consisted of $53.0 million of scheduled repayments of long-term debt and dividends of $80.7 million, offset by: $10.4 million in proceeds from the termination of derivative instruments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2025, the Company's long-term debt which was at variable rates, net of the amount subject to interest rate swap agreements, was $818.4 million, which includes $413.7 million drawn under revolving credit facilities. Based on this, one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $8.2 million.

As of June 30, 2025, we had interest rate swap transactions, aimed at reducing the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The aggregate net notional principal of our interest rate swaps was $850.0 million. Please see “Note 10. Financial Instruments” to our unaudited interim condensed consolidated financial statements for additional details.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect on the value of our cash flows.

Inflation

Significant global inflationary pressures increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors.

FLEX LNG Ltd.
Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank ABP, ("Nordea"), (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB Bank ASA ("DNB") (S&P Global rating: AA-).

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolescence and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of an LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2025 and 2024
(in thousands of $, except per share data)

	Six months ended
	June 30,
	2025	2024
Revenues
Vessel operating revenues	174,420	174,932

Operating expenses
Voyage expenses	(4,956)	(1,302)
Vessel operating expenses	(36,288)	(34,485)
Administrative expenses	(4,454)	(5,261)
Depreciation	(37,541)	(37,455)
Operating income	91,181	96,429

Other income/(expenses)
Interest income	2,132	2,059
Interest expense	(46,433)	(53,806)
Extinguishment costs of long-term debt	(1,630)	—
(Loss)/gain on derivatives	(8,637)	10,781
Other financial items	(117)	(352)
Income before tax	36,496	55,111
Income tax expense	(49)	(52)
Net income	36,447	55,059

Earnings/(loss) per share:
Basic	0.67	1.02
Diluted	0.67	1.02
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2025 and 2024
(in thousands of $)

	Six months ended
	June 30,
	2025	2024
Net income for the period	36,447	55,059
Total other comprehensive income/(loss)	—	—
Total comprehensive income	36,447	55,059
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2025 and December 31, 2024
(in thousands of $, except share data)

	June 30,	December 31,
	2025	2024
ASSETS

Current assets
Cash and cash equivalents	412,681	437,154
Restricted cash	56	49
Inventory	4,805	4,824
Receivables due from related parties	515	686
Other current assets	51,923	31,666
Total current assets	469,980	474,379

Non-current assets
Derivative instruments	23,668	40,090
Vessels and equipment, net	2,130,428	2,154,465
Other fixed assets	—	5
Other non-current assets	3,487	—
Total non-current assets	2,157,583	2,194,560
Total assets	2,627,563	2,668,939

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	105,914	106,708
Derivative instruments	250	—
Payables due to related parties	826	523
Accounts payable	2,465	2,002
Other current liabilities	56,313	49,544
Total current liabilities	165,768	158,777

Non-current liabilities
Long-term debt	1,696,278	1,703,529
Other non-current liabilities	3,493	—
Total non-current liabilities	1,699,771	1,703,529
Total liabilities	1,865,539	1,862,306

Equity
Share capital (June 30, 2025: 54,520,325 shares issued, par value $0.01 per share (December 31, 2024: 54,520,325 shares issued, par value $0.01 per share))	545	545
Treasury shares at cost (June 30, 2025: 432,557 (December 31, 2024: 432,557))	(4,224)	(4,224)
Additional paid in capital	704,344	904,268
Contributed Surplus	302,403	183,535
Accumulated deficit	(241,044)	(277,491)
Total equity	762,024	806,633
Total equity and liabilities	2,627,563	2,668,939
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2025 and 2024
(in thousands of $)

	Six months ended
	June 30,
	2025	2024
Operating activities
Net income	36,447	55,059
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	37,541	37,455
Extinguishment of long-term debt	1,630	—
Amortization of debt issuance costs	1,219	1,224
Equity settled share-based payments	76	721
Foreign exchange (gain)/loss	(500)	398
Change in fair value of derivative instruments	16,672	2,616
Drydocking expenditure	(13,504)	(10,103)
Other	13	(198)
Changes in operating assets and liabilities, net:
Inventory	19	140
Other current assets	(20,257)	(12,847)
Other non-current assets	(3,487)	—
Receivables due from related parties	171	230
Payables due to related parties	303	87
Accounts payable	463	(750)
Other current liabilities	6,769	8,318
Other non-current liabilities	3,493	—
Net cash provided by operating activities	67,069	82,350

Investing activities
Purchase of other fixed assets	—	—
Net cash used in investing activities	—	—

Financing activities
Repayment of long-term debt	(54,288)	(52,961)
Proceeds from revolving credit facility	847,350	800,000
Repayment of revolving credit facility	(847,350)	(800,000)
Prepayment of long-term debt	(129,613)	—
Proceeds from long-term debt	175,000	—
Extinguishment costs paid on long-term debt	(648)	—
Proceeds from termination of derivative instruments	—	10,355
Financing costs	(1,352)	(12)
Net proceeds from issuance of treasury shares	—	884
Dividends paid	(81,132)	(80,705)
Net cash (used in)/provided by financing activities	(92,033)	(122,439)

Effect of exchange rate changes on cash	498	(200)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(24,466)	(40,289)

Cash, cash equivalents and restricted cash at the beginning of the period	437,203	410,544
Cash, cash equivalents and restricted cash at the end of the period	412,737	370,255

Supplemental Information
Interest paid, net of amounts capitalized	(44,729)	(51,939)
Income tax paid	(20)	(86)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2025 and 2024
(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2025	2024
Number of shares outstanding
At beginning of period	54,087,768	53,736,318
Distributed treasury shares	—	134,514
At end of period	54,087,768	53,870,832

Share capital
At beginning of period	545	5,452
Transfer arising from reduction in par value of issued shares	—	(4,907)
At end of period	545	545

Treasury shares
At beginning of period	(4,224)	(7,560)
Distributed treasury shares	—	1,297
At end of period	(4,224)	(6,263)

Additional paid in capital
At beginning of period	904,268	1,204,634
Transfer to contributed surplus	(200,000)	(300,000)
Equity settled share-based payments	76	721
Distributed treasury shares	—	(413)
At end of period	704,344	904,942

Contributed Surplus
At beginning of period	183,535	—
Transfer arising from reduction in par value of issued shares	—	4,907
Transfer from additional paid in capital	200,000	300,000
Dividends paid	(81,132)	(40,403)
At end of period	302,403	264,504

Accumulated deficit
At beginning of period	(277,491)	(354,873)
Net income	36,447	55,059
Dividends paid	—	(40,302)
At end of period	(241,044)	(340,116)
Total equity	762,024	823,612
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo Stock Exchange and New York Stock Exchange under the symbol "FLNG". The Company's ordinary shares will delisted from the OSE on September 16, 2025. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of June 30, 2025, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2024.
3.     RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are not expected to materially impact the Company.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

FLEX LNG Ltd.

(in thousands of $, except share data)	Six months ended
	June 30,
	2025	2024
Net income	36,447	55,059

Weighted average number of ordinary shares	54,087,768	53,791,329
Share options	7,850	228,642
Weighted average number of ordinary shares, adjusted for dilution	54,095,618	54,019,971

Earnings per share:
Basic	0.67	1.02
Diluted	0.67	1.02

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the interim condensed consolidated statements of cash flows:

(in thousands of $)	June 30,	December 31,
	2025	2024
Cash and cash equivalents	412,681	437,154
Restricted cash	56	49
Cash, cash equivalents and restricted cash	412,737	437,203

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	June 30,	December 31,
	2025	2024
Trade accounts receivable, net	5,184	1,404
Accrued income	22,227	19,741
Prepaid expenses	9,154	6,742
Other receivables	14,553	3,779
EU ETS allowances held	805	—
Total other current assets	51,923	31,666

Trade accounts receivable are presented net of allowances for doubtful accounts. The Company recorded allowances for doubtful debts of $0.0 million as of June 30, 2025 (December 31, 2024: $0.0 million).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	June 30,	December 31,
	2025	2024
Accrued expenses	25,530	12,235
Deferred charter revenue	30,595	37,124
Other current liabilities	56	50
Provisions	132	135
Total other current liabilities	56,313	49,544

8.     VESSELS AND EQUIPMENT, NET
Movements in the six months ended June 30, 2025 for vessels and equipment, net are summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2024	2,467,470	50,859	2,518,329
Additions	—	13,504	13,504
Disposals	—	(2,500)	(2,500)
At June 30, 2025	2,467,470	61,863	2,529,333

Accumulated depreciation
At December 31, 2024	(341,275)	(22,590)	(363,865)
Charge	(32,592)	(4,948)	(37,539)
Disposals	—	2,500	2,500
At June 30, 2025	(373,867)	(25,038)	(398,904)

Net book value
At December 31, 2024	2,126,195	28,270	2,154,465
At June 30, 2025	2,093,603	36,825	2,130,428
In June 2025, we successfully completed the scheduled drydocking of Flex Aurora. Additionally, in June 2025 the vessel Flex Resolute also entered drydock, which was subsequently completed in July 2025.

FLEX LNG Ltd.
9.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	June 30,	December 31,
	2025	2024
U.S. dollar denominated floating rate debt
Flex Courageous $175 Million Sale and Leaseback	175,000	—
$90 million term tranche under the $270 Million Facility	81,828	90,000
Flex Endeavour $160 Million Sale and Leaseback	154,345	158,190
$320 Million Sale and Leaseback	129,613	268,576
Flex Resolute $150 Million Facility	130,264	134,211
Flex Enterprise $150 Million Facility	39,304	44,217
Flex Rainbow $180 Million Sale and Leaseback	160,642	165,218
$330 Million Sale and Leaseback	287,500	296,000
$140 million term tranche under the $290 Million Facility	107,317	114,579
Total U.S. dollar floating rate debt	1,265,813	1,270,991

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	134,973	138,656
Total U.S. dollar denominated fixed rate debt	134,973	138,656

U.S. dollar denominated revolving credit facilities
$84 million revolving tranche under the Flex Enterprise $150 Million Facility	83,675	83,675
$150 million revolving tranche under the $290 Million Facility	150,000	150,000
$180 million term tranche under the $270 Million Facility	180,000	180,000
Total U.S. dollar denominated revolving credit facilities	413,675	413,675

Total debt	1,814,461	1,823,322

Less
Current portion of debt	(108,267)	(108,906)
Long-term portion of debt issuance costs	(9,916)	(10,887)
Long-term debt	1,696,278	1,703,529
As of June 30, 2025, the Company's only capital commitments relate to long-term debt obligations, summarized below;

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	59,678	48,589	—	108,267
2 years	62,045	48,589	—	110,634
3 years	63,801	48,589	—	112,390
4 years	65,627	37,379	392,786	495,792
5 years	67,569	16,457	180,000	264,026
Thereafter	723,352	—	—	723,352
Total	1,042,072	199,603	572,786	1,814,461
Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum of 0.20 to 1.0;

FLEX LNG Ltd.
• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of June 30, 2025, all financial covenants have been met accordingly.

10.     FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments, which involves swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby it receives a floating and pays a fixed rate of interest, on an aggregate net notional principal of $850.0 million as of June 30, 2025 (December 31, 2024: $635.0 million).
In March 2025, the Company completed one new swap transaction with a notional principal of $100.0 million, a fixed rate of 3.66% and a duration of 2 years.

In April 2025, the Company entered into three interest rate swap agreements for an aggregate notional principal of $150.0 million. The Company will receive a weighted average fixed interest of 3.46% and will pay a floating interest based on SOFR for a weighted average duration of 1.8 years.
Our interest rate swap contracts as of June 30, 2025, of which none are designated as hedging instruments, are summarized as follows:

(in thousands of $)	Notional principal	Weighted average maturity date	Weighted average fixed interest rate	Floating rate: Reference Rate
Receiving floating, pay fixed	775,000	October 2028	2.46%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS (1)
(1)    In 2023, the reference rate for these interest rate swap agreements transitioned from the London Interbank Offered Rate, or LIBOR, to SOFR plus a credit adjustment spread of 0.26% based on the LIBOR fallback protocol.
The Company's loss on derivatives per the consolidated statement of operations for the six months ended June 30, 2025 and 2024 was comprised of the following:

FLEX LNG Ltd.

(figures in thousands of $)	Six months ended
	June 30,
	2025	2024
Change in fair value of derivative instruments	(16,672)	(2,616)
Realized gain/(loss) on derivative instruments	8,035	13,397
(Loss)/Gain on derivatives	(8,637)	10,781
Movements in the six months ended June 30, 2025 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2024	40,090	—	40,090
Change in fair value of derivative instruments	(16,422)	(250)	(16,672)
At June 30, 2025	23,668	(250)	23,418

11.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at June 30, 2025 and December 31, 2024 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		June 30,		December 31,
		2025		2024
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	412,681	412,681	437,154	437,154
Restricted cash	Level 1	56	56	49	49
Derivative instruments receivable	Level 2	23,668	23,668	40,090	40,090
Derivative instruments payable	Level 2	(250)	(250)	—	—
Floating rate long-term debt	Level 2	(1,668,398)	(1,679,488)	(1,672,832)	(1,684,666)
Fixed rate long-term debt	Level 2	(133,794)	(120,150)	(137,405)	(120,219)

FLEX LNG Ltd.
There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2025.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of our derivative instruments, which is comprised of interest rate swap derivative agreements, is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

12.        RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Frontline Plc, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of balances due from related parties and affiliated companies at June 30, 2025 and December 31, 2024 is as follows:

(in thousands of $)	June 30,	December 31,
	2025	2024
Frontline (Management) Cyprus Limited	515	686
Receivables due from related parties and affiliated companies	515	686

A summary of balances due to related parties and affiliated companies at June 30, 2025 and December 31, 2024 is as follows:

(in thousands of $)	June 30,	December 31,
	2025	2024
Seatankers Management Co. Ltd	(74)	(29)
Frontline (Management) Cyprus Limited	(110)	(48)
Frontline Corporate Services Ltd	(18)	(23)
Flex LNG Fleet Management AS	(624)	(358)
Front Ocean Management AS	—	(65)
Payables due to related parties and affiliated companies	(826)	(523)

FLEX LNG Ltd.
Related Party Transactions

A summary of income from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2025	2024
Seatankers Services (UK) LLP	—	6
Avance Gas AS	3	15
SFL Corporation	(5)	—
Total income from related parties and affiliated companies	(2)	21

A summary of expenses from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2025	2024
Administrative service fees
Seatankers Management Co Ltd	(188)	(99)
Frontline Management (Bermuda) Limited	—	(96)
Frontline (Management) Cyprus Limited	(115)	(48)
Front Ocean Management AS	(403)	(273)
Front Ocean Management Ltd	(84)	(129)

Technical management fees
Flex LNG Fleet Management AS	(1,935)	(1,812)
Total expenses from related parties and affiliated companies	(2,725)	(2,457)

13.    SHARE CAPITAL, ADDITIONAL PAID IN CAPITAL AND CONTRIBUTED SURPLUS
In May 2025, at the 2025 Annual General Meeting of Shareholders ("AGM"), the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $200.0 million; and credit the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from May 8 2025. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.
The Company had an issued share capital at June 30, 2025 of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share (December 31, 2024: $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share).
As at June 30, 2025, the Company had Additional Paid in Capital of $704.3 million (December 31, 2024: $904.3 million).
In the six months ended June 30, 2025, the Company paid a cash distribution out of the Company's Contributed Surplus account of $0.75 per for the fourth quarter of 2024 and first quarter of 2025. As at June 30, 2025, the Company had Contributed Surplus of $302.4 million (December 31, 2024: $183.5 million).

14.    TREASURY SHARES

As of June 30, 2025, the Company holds an aggregate of 432,557 shares at a cost of $4.2 million, with a weighted average of $9.64 per share (December 31, 2024: 432,557 shares at a cost of $4.2 million).

FLEX LNG Ltd.
15.    SHARE BASED COMPENSATION

In June 2025, the Company issued 182,805 synthetic share options to members of top management and key personnel. The synthetic share options have a five-year term from June 24, 2025, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have a strike price of $23.75. The strike price will be adjusted for any distribution of dividends made before the relevant options expire. The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the strike price on the date of exercise, and as such, have been classified as a liability.
The synthetic options have an estimated expected life of 2.5 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the strike price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted will vest. The synthetic options had a fair value of $0.92 million as of June 30, 2025.
As at June 30, 2025, the Company had 182,805 outstanding non-vested share options (December 31, 2024: 20,000), with a weighted average adjusted strike price of $23.75 (December 31, 2024: $15.87) and a weighted average remaining contractual term of 5.0 years (December 31, 2024: 2.4 years).
The number of outstanding vested share options as at June 30, 2025 was 20,000 (December 31, 2024: nil) with a weighted average adjusted strike price of $15.12 and a weighted average remaining contractual term of 1.9 years.
Adjusted strike price refers to the fact that the strike price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

16.     OPERATING LEASES

All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the six months ended June 30, 2025 and 2024 is shown below:

(in thousands of $)	Six months ended
	June 30,
	2025	2024
Vessel operating revenues(1)	174,420	174,932

(1) Vessel operating revenue for the six months ended June 30, 2025 includes $3.6 million EUA revenues arising under the time charter agreements with charterers. The EUAs receivable from our charterers, and due to be surrendered to the EU authorities in September 2026, are accounted for within "Other non-current assets" and “Other non-current liabilities", as further described in Note 2 of our Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025.

The minimum contractual undiscounted cashflows under non-cancellable operating leases to be received on time charters in respect of our Fleet as of June 30, 2025, were as follows:

(in thousands of $)
1 year	294,471
2 years	250,270
3 years	185,159
4 years	211,387
5 years	189,618
Thereafter	581,213
Total	1,712,118

FLEX LNG Ltd.
As of June 30, 2025, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 8: Vessels and Equipment.
17.        SUBSEQUENT EVENTS
In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation (the "$180 Million Facility") with an international shipping bank. The $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. The repayment of the facility is based on a 25 year age adjusted repayment profile1 for the first 7.5 years, and thereafter follows a 22 year profile until maturity, when the facility is fully repaid. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. The new facility is expected to be drawn down in September 2025.

In August 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Resolute. Under the terms of the agreement, the vessel will be sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 21 years. The Company has the first option to terminate the lease and repurchase the vessel at fixed price after approximately 7 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company will repay the full amount outstanding under the Flex Resolute $150 Million Facility. The new financing is expected to be completed in September 2025, subject to final documentation and customary closing conditions.

The Board of Directors has authorised a share repurchase program that allows the Company to repurchase up to $15 million of its outstanding shares listed on the NYSE and the OSE, which is valid through November 27, 2025. The manner, timing, pricing and amount of the repurchases under the program (if any) will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, and in accordance with applicable rules and regulations.

On August 19, 2025, the Company’s Board of Directors approved a cash dividend for the second quarter of 2025 of $0.75 per share. This dividend will be paid on or around September 18, 2025, to shareholders on record as of September 5, 2025. On the New York Stock Exchange, the ex-dividend date is September 5, 2025 and last day of trading right to receive distribution is September 4, 2025. On the Oslo Stock Exchange, the ex-dividend date is September 4, 2025 and the last day of trading right to receive distribution is September 3, 2025.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.